[Banc of America Securities LLC Letterhead]

August 2, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549
Attention:  Song Brandon

MWI Veterinary Supply, Inc.
Registration Statement on Form S-1

Registration No. 333-124264

Ladies and Gentlemen:

                                You have asked that Banc of America Securities LLC, as representative of the underwriters (the “Underwriters”), provide this letter in connection with the potential increase in the purchase price for the common stock of MWI Veterinary Supply, Inc. (the “Common Stock”) in the above referenced offering (the “Offering”) over the range stated on the cover of the Registration Statement (which is $14.00 - $16.00).  This letter will confirm that if the purchase price of the Common Stock is above $16.00, the Underwriters has agreed to notify all purchasers of the Common Stock in the Offering of this increase in the purchase price prior to confirming each of the purchasers’ sales.

Very truly yours,

BANC OF AMERICA SECURITIES LLC
As representative of the several underwriters

BY:	BANC OF AMERICA SECURITIES LLC

	By:	/s/ Thomas M. Morrison
		Name:	Thomas M. Morrison
		Title:	Managing Director
Equity Capital Markets